

Mail Stop 4720

April 13, 2016

John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

      **Re:**    **Meridian Bioscience, Inc.**
              **Form 10-K for Fiscal Year Ended September 30, 2015**
              **Filed November 30, 2015**
              **Response dated April 4, 2016**
              **File No. 000-14902**

Dear Mr. Kraeutler:

      We have reviewed your April 4, 2016 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Intellectual Property, Patents and Licenses, page 12

1.     We note your response to prior comment 1, including your statement that the illumigene product line sales are expected to represent 20% to 23% of your consolidated revenue for the foreseeable future. In light of this sales concentration, we cannot agree that the license agreement should not be filed as a material contract pursuant to Regulation S-K, Item 601(b)(10). Accordingly, please confirm that you will file this license agreement as a material contract with your next Form 10-Q filing.

Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:     F. Mark Reuter, Esq.
        Keating Muething & Klekamp PLL